Exhibit 99.1

Rail Vision Announces Second Half and Full Year 2025 Financial Results

Company presents strong balance sheet with year-end cash of approximately $20 million and zero debt

Revenue up 14.4% year-over-year

Ra’anana, Israel, March 31, 2026 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN, FSE: C80) (“Rail Vision” or the “Company”), an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems, today announced its financial results for the second half and full year ended December 31, 2025. The Company reported revenue growth and operational progress, strengthening its global market presence.

“2025 was a transformative year for Rail Vision,” said David BenDavid, Chief Executive Officer. “We advanced key installations with Israel Railways, secured follow-on orders from a leading mining operator in Latin America, penetrated deeper into Central America, and launched a high-profile proof of concept in India with Sujan Industries – all demonstrating strong validation of our AI-driven safety solutions in real-world, demanding environments. The global railroad industry was valued at over $340 billion in 2025 and projected to grow toward $460 billion by the mid-2030s. In this expanding market, we are leveraging our technological leadership in cutting-edge obstacle detection and railway analytics as we aim to drive safer, more efficient rail operations worldwide and deliver long-term value to our stakeholders and partners.”

2025 and Recent Business Highlights

Israel - Rail Vision continued installations and operations of its MainLine systems with Israel Railways. The partnership was publicly highlighted at CES 2026 as cutting-edge AI obstacle detection technology. In addition, the Company aims to expand its product offering by deploying its ShuntingYard product within Israel Railways’ cargo division.

Latin America - Rail Vision secured a $335,000 follow-on order from a leading mining company following a successful long-term pilot under challenging environmental conditions, reinforcing commercial validation in the region.

Central America - Rail Vision received a purchase order for its MainLine system from a leading freight rail operator, marking continued geographic penetration.

India - Rail Vision signed a Memorandum of Understanding with Sujan Industries aimed at entering the Indian rail market. In March 2026, the Company announced the successful completion of a proof of concept demonstration of its MainLine system in India, receiving positive feedback from the customer on performance and suitability for potential controlled deployment.

Quantum-AI Expansion- The Company completed the acquisition of a 51% stake in Quantum Transportation, positioning it as a majority-owned subsidiary. Quantum Transportation unveiled a breakthrough transformer-based neural decoder for quantum error correction that outperformed classical algorithms in simulations. Rail Vision is exploring long-term synergies between quantum computing and railway AI applications.

Full Year 2025 Financial Results

●	Revenues for the year ended December 31, 2025, increased by 14.4% to $1,487,000, compared to $1,300,000 for the year ended December 31, 2024. Revenue growth was primarily driven by additional MainLine installations for Israel Railways, a MainLine system purchase by a Central American freight operator, a follow-on MainLine system order and spare parts sales to a Latin American mining company and services provided to existing customers.
●	Research and development expenses for the year ended December 31, 2025, increased by 30.0% to $6,864,000 compared to $5,279,000 for the year ended December 31, 2024. The increase was primarily attributable to higher salaries due to increased headcount and salary levels, absence of temporary salary reductions that were in effect during part of 2024, depreciation of the U.S. dollar against the NIS, higher share-based compensation and increased purchases of R&D equipment.
●	General and administrative expenses totaled $5,423,000 for the year ended December 31, 2025, compared to $4,175,000 for the year ended December 31, 2024, representing an increase of $1,207,000 or 29.9%. The increase was primarily attributable to higher salaries including salary adjustments and one-time bonuses, increased share-based compensation, including new grants to employees and service providers and currency impact, partially offset by lower marketing expenses.
●	As a result of the foregoing, the Company’s operating loss for the year ended December 31, 2025, was $11,735,000 compared to an operating loss of $9,004,000 for the year ended December 31, 2024.
●	For the year ended December 31, 2025, we recorded expenses in the amount of $380,000 due to the revaluation of derivatives, warrants liabilities and others in connection with shares issued under the Standby Equity Purchase Agreement (SEPA). This compares to expenses of $20,181,000 for the year ended December 31, 2024, which were primarily related to warrants issued in a private placement and a convertible loan credit facility the Company entered into in January 2024.
●	Other financing income amounted to $1,015,000 for the year ended December 31, 2025, mainly driven by interest income on short-term deposits. This compares to $1,523,000 of other financial expenses for the year ended December 31, 2024. The $2,538,000 change is primarily attributable to the full amortization of the discount related to the convertible loan credit facility recorded in 2024.
●	GAAP net loss for the year ended December 31, 2025, was $11,100,000, or $6.15 per ordinary share, compared to a GAAP net loss of $30,708,000, or $55.41 per ordinary share, in the year ended December 31, 2024.
●	Non-GAAP net loss for the year ended December 31, 2025, was $9,260,000, or $5.13 per ordinary share, compared to a non-GAAP net loss of $10,129,000, or $18.28 per ordinary share, in the year ended December 31, 2024.

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the financial data that is part of this release. Non-GAAP results exclude stock-based compensation expenses and revaluation of derivatives, warrant liabilities and other.

Balance Sheet Highlights (as of December 31, 2025):

●	Cash and cash equivalents totaled approximately $20 million.
●	The Company had zero financial debt.
●	Shareholders’ equity totaled $20.3 million, compared to $17.7 million at year-end 2024.

Financing activities

During 2025, net cash provided by financing activities was $11.8 million, primarily from issuances under the SEPA and ATM facilities and warrants exercises.

Second Half Financial Results

●	Revenues for the six months ended December 31, 2025, were $1,250,000, compared to $539,000 for the six months ended December 31, 2024, representing an increase of 132%, mainly comprised from higher system deliveries and installations.
●	Research and development expenses for the six months ended December 31, 2025, were $3,623,000, compared to $2,821,000 for the six months ended December 31, 2024, representing an increase of 28%. The increase mainly reflects higher salaries due to increased headcount and salary levels and depreciation of the U.S. dollar against the NIS, higher share-based compensation and increased purchases of R&D equipment.
●	General and administrative expenses for the six months ended December 31, 2025, were $2,911,000, compared to $2,059,000 in the six months ended December 31, 2024, representing an increase of 41%. The increase mainly reflects higher share-based compensation, including new grants to employees and service providers, increase in salaries and professional fees and currency impact, partially offset by lower marketing expenses.
●	As a result of the foregoing, the Company’s operating loss for the six months ended December 31, 2025, was $6,030,000 compared to an operating loss of $4,819,000 for the six months ended December 31, 2024.
●	Other financing income amounted to $609,000 for the six months ended December 31, 2025, mainly driven by interest income on short-term deposits. This compared to $219,000 other financing expenses for the six months ended December 31, 2024.
●	GAAP net loss for the six months ended December 31, 2025, was $5,421,000, or $2.82 per ordinary share, compared to a GAAP net loss of $6,384,000, or $9.12 per ordinary share, in the six months ended December 31, 2024.
●	Non-GAAP net loss for the six months ended December 31, 2025, was $4,390,000 or $2.29 per ordinary share, compared to a non-GAAP net loss of $4,736,000, or $6.77 per ordinary share, in the six months ended December 31, 2024.

A copy of Rail Vision’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Rail Vision’s investor relations website at https://ir.railvision.io/. Rail Vision will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at investors@railvision.io.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liabilities. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate the Company’s business. For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

About Rail Vision Ltd.

Rail Vision (Nasdaq: RVSN, FSE: C80) is an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems. The Company develops and commercializes proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, Rail Vision’s technology enhances safety, improves operational efficiency, and supports continuity across deployments.

The Company’s cloud-based platform complements its products by transforming railway operational data into actionable insights that help optimize performance, reduce downtime, and improve safety. As the Company expands its global footprint, it delivers AI-driven perception that supports safer operations, reduces operational risk, and enables the transition to fully autonomous operations.

Rail Vision holds a 51% stake in Quantum Transportation, which has an exclusive sub-license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses moving beyond hardware to a complete railway safety and analytics ecosystem. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026 and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io

Rail Vision Ltd.

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2025	2024
	Audited
ASSETS

Current assets:
Cash and cash equivalents	$19,957	$17,238
Restricted cash	272	230
Accounts receivable	215	495
Inventories	1,207	1,304
Other current assets	342	436
Total current assets	21,993	19,703

Non-current Assets:
Operating lease - right of use asset	254	582
Fixed assets, net	296	312
	550	894

Total assets	22,543	20,597

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	219	107
Current operating lease liability	248	305
Other accounts payable	1,742	2,266
Total current liabilities	2,209	2,678

Non-current operating lease liability	—	217

Total liabilities	2,209	2,895

Shareholders’ equity
Ordinary shares, no par value	—	—
Additional paid in capital	128,104	114,372
Accumulated deficit	(107,770)	(96,670)
Total shareholders’ equity	20,334	17,702

Total liabilities and shareholders’ equity	22,543	20,597

Rail Vision Ltd.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Six months ended December 31,
	2025	2024	2025	2024
	Audited		Unaudited

Revenues	$1,487	$1,300	$1,250	$539
Cost of revenues	(935)	(850)	(746)	(478)

Gross profit	552	450	504	61

Research and development expenses	(6,864)	(5,279)	(3,623)	(2,821)
General and administrative expenses	(5,423)	(4,175)	(2,911)	(2,059)

Operating loss	(11,735)	(9,004)	(6,030)	(4,819)

Financial (expenses) income:
Revaluation of derivatives, warrants liabilities and others	(380)	(20,181)	—	(1,346)
Other financing income (expenses), net	1,015	(1,523)	609	(219)

Net loss for the period	(11,100)	(30,708)	(5,421)	(6,384)

Basic and diluted loss per share (*)	$(6.15)	$(55.41)	$(2.82)	$(9.12)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share (*)	1,805,364	554,185	1,919,555	699,497

(*) Retroactively adjusted to reflect a one-for-thirty (1-for-30) reverse share split of the Company’s ordinary shares effected on February 4, 2026.

Rail Vision Ltd.

AUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total
	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF JANUARY 1, 2024	99,904	68	68,681	(65,962)	2,787

CHANGES DURING 2024:
Cancelation of the par value of ordinary shares	—	(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (**)	118,473	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	558,616	—	25,561	—	25,561
Classification of warrant liabilities to equity warrants	—	—	6,143	—	6,143
SEPA set up fees	9,623	—	152	—	152
Issuance of ordinary shares in relation to the SEPA	470,553		12,117		12,117
Restricted Share Units vesting	7,588	—	173	—	173
Share-based payment	—	—	73	—	73
Net loss	—	—	—	(30,708)	(30,708)
BALANCE AS OF DECEMBER 31, 2024	1,264,757	—	114,372	(96,670)	17,702

CHANGES DURING 2025:
Exercise of warrants to ordinary shares, net of issuance costs (***)	198,333	—	2,307	—	2,307
Issuance of ordinary shares in relation to the SEPA	269,810	—	7,917	—	7,917
Issuance of ordinary shares in relation to the ATM, net of issuance costs (*****)	175,574	—	2,048	—	2,048
Restricted Share Units vesting	72,455	—	1,011	—	1,011
Share-based payment	33,334	—	449	—	449
Net loss	—	—	—	(11,100)	(11,100)

BALANCE AS OF DECEMBER 31, 2025	2,014,263	—	128,104	(107,770)	20,334

(*)	Retroactively adjusted to reflect a one-for-thirty (1-for-30) reverse share split of the Company’s ordinary shares effected on February 4, 2026.
(**)	Issuance costs in the amount of approximately $39.
(***)	Issuance costs in the amount of approximately $252.
(****)	Issuance costs in the amount of approximately $121.
(*****)	Issuance costs in the amount of approximately $136.

Rail Vision Ltd.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Six months ended December 31,
	2025	2024	2025	2024
	Audited		Unaudited
Cash flows from operating activities
Net loss for the period	$(11,100)	$(30,708)	$(5,421)	$(6,384)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	132	148	73	63
Share-based payment	1,460	398	1,031	303
Effect of exchange rate changes on cash and cash equivalents	(219)	27	(91)	(29)
Revaluation of derivative warrant liabilities	380	20,181	—	1,346
Amortization of a discount related to a convertible loan credit facility	—	1,229	—	—

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivables	280	(495)	(120)	(360)
Decrease (increase) in other current assets	104	(100)	143	(82)
Increase in Inventories	97	(327)	223	(336)
Change in operating lease liability	54	20	12	33
Increase (decrease) in trade accounts payable	112	(78)	142	19
Increase in other accounts payable	(422)	23	(453)	340

Net cash used in operating activities	(9,122)	(9,682)	(4,461)	(5,087)

Cash flows from investing activities
Purchase of fixed assets	(125)	(30)	(115)	(24)

Net cash used in investing activities	(125)	(30)	(115)	(24)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	1,500	—	—
Payments on convertible loan credit facility	—	(1,000)	—	—
Proceeds from exercise of warrants, net of issuance expenses	2,204	9,687	—	1,874
Proceeds from issuance of shares and warrants, net of issuance expenses	9,585	13,731	2,030	10,770

Net cash provided by financing activities	11,789	23,918	2,030	12,644

Effect of exchange rate changes on cash and cash equivalents	219	(27)	91	29
Increase (Decrease) in cash, cash equivalents and restricted cash	2,761	14,179	(2,455)	7,562
Cash, cash equivalents and restricted cash at the beginning of the period	17,468	3,289	22,684	9,906

Cash, cash equivalents and restricted cash at the end of the period	$20,229	$17,468	$20,229	$17,468
Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	—	500	—	—
Issuance expenses recorded in other accounts payables	—	103	—	103

Rail Vision Ltd.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Six months ended December 31,
	2025	2024	2025	2024

GAAP operating loss	$(11,735)	$(9,004)	$(6,030)	$(4,819)
Stock-based compensation in cost of revenues	7	—	7	—
Stock-based compensation in research and development expenses	537	120	317	102
Stock-based compensation in general and administrative expenses	916	126	707	48
Non-GAAP operating loss	(10,275)	(8,758)	(4,999)	(4,669)

GAAP Revaluation of derivatives and warrants liabilities expenses	(380)	(20,181)	—	(1,346)
Revaluation of derivative warrant liabilities	380	20,181	—	1,346
Non-GAAP Revaluation of derivatives and warrants liabilities expenses	—	—	—	—

GAAP Other financing income (expenses), net	1,015	(1,523)	609	(219)
Stock-based compensation expenses	—	152	—	152
Non-GAAP Other financing income (expenses), net	1,015	(1,371)	609	(67)

GAAP net loss	(11,100)	(30,708)	(5,421)	(6,384)
Stock-based compensation expenses	1,460	398	1,031	302
Revaluation of derivative warrant liability expenses	380	20,181	—	1,346
Non-GAAP net loss	(9,260)	(10,129)	(4,390)	(4,736)

GAAP Basic and diluted loss per share (*)	$(6.15)	$(55.41)	$(2.77)	$(9.12)
Non-GAAP Basic and diluted loss per share (*)	$(5.13)	$(18.28)	$(2.29)	$(6.77)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share (*)	1,805,364	554,185	1,919,555	699,497

(*)	Retroactively adjusted to reflect a one-for-thirty (1-for-30) reverse share split of the Company’s ordinary shares effected on February 4, 2026.